UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36150

CUSIP Number: 83587F202

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Sorrento Therapeutics, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

4955 Directors Place
Address of Principal Executive Office (Street and Number)

San Diego, California 92121
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11‑K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sorrento Therapeutics, Inc. (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because, as previously reported in the Registrant’s Current Report on Form 8-K filed on February 13, 2023, the Registrant and its wholly-owned direct subsidiary, Scintilla Pharmaceuticals, Inc., commenced voluntary proceedings (the “Chapter 11 Cases”) under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) on February 13, 2023. The Chapter 11 Cases have required a dedication of the Registrant’s personnel and resources that precluded the Registrant from completing the preparation and review of its financial statements for the reporting period. Further, the preparation and review of the disclosures required in the Form 10-Q as a result of the Chapter 11 Cases also take significant time to complete. The Registrant intends to file the Form 10-Q on or before the fifth calendar day following the prescribed due date of the Form 10-Q.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Henry Ji, Ph.D.	(858)	203-4101
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sorrento Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2023	By: /s/ Henry Ji, Ph.D.
Henry Ji, Ph.D. Chairman of the Board of Directors, Chief Executive Officer, President